Exhibit 99.2

MAG SILVER CORP. Suite 770, 800 West Pender Street, Vancouver, BC, Canada V6C 2B5 Tel: 604-630-1399 Fax: 604-681-0894 www.magsilver.com

June 18, 2013

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Prince Edward Island Securities Office

MAG Silver Corp.

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general and special meeting of shareholders of MAG Silver Corp. (the "Company") held on June 18, 2013.

The matters voted upon at the meeting and the results of the voting were as follows:

Item 1: Election of Directors and Approval of Nominees as Directors

By way of ballot, all nine (9) nominees listed in the management information circular for the 2013 Annual General and Special Meeting of Shareholders held on June 18, 2013 (the "Information Circular") were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed.  The total votes cast by all Shareholders present in person or by proxy were as follows:

Nominee	Total Votes Cast	Votes For	% For	Votes Withheld	% Withheld
Daniel T. MacInnis	33,695,642	30,061,401	89.21	3,634,241	10.79
Jonathan A. Rubenstein	33,695,642	29,927,439	88.82	3,768,203	11.18
Eric H. Carlson	33,695,642	30,049,696	89.18	3,645,946	10.82
Richard M. Colterjohn	33,695,642	33,594,943	99.70	100,699	0.30
Derek C. White	33,695,642	29,993,920	89.01	3,701,722	10.99
Peter K. Megaw	33,695,642	25,351,021	75.24	8,344,621	24.76
Frank R. Hallam	33,695,642	25,255,057	74.95	8,440,585	25.05
Richard P. Clark	33,695,642	28,871,566	85.68	4,824,076	14.32
Peter D. Barnes	33,695,642	30,016,845	89.08	3,678,797	10.92

MAG Silver Corp.	Page 2

Item 2: Appointment of Auditors

By way of a vote by show of hands, Deloitte & Touche LLP were appointed the auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, at a remuneration to be fixed by the directors of the Company.

Item 3: Continuation of the Company’s Shareholder Rights Plan

By way of ballot, the continuation of the MAG Silver Corp. Shareholder Rights Plan dated August 3, 2007 as amended and restated on March 24, 2009 (the “Rights Plan”), in the manner described in the Information Circular, was approved. The total votes cast by Independent Shareholders (as defined in the Rights Plan), being all shareholders present in person or by proxy, were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	22,050,882	65.44%
Votes Against	11,644,760	34.56%
Total Votes Cast	33,695,642	100%

Yours very truly,

MAG SILVER CORP.

/s/ “Daniel T. MacInnis”

Daniel T. MacInnis
President & CEO